FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 30, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2019 (U.S. GAAP)

Date:	January 30, 2020
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago
Executive Director, Head of Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	(Millions of yen, except per share data)

	For the nine months ended December 31
	2018		2019
		% Change from December 31, 2017		% Change from December 31, 2018
Total revenue	1,336,766	(8.5%)	1,582,733	18.4%
Net revenue	815,516	(27.1%)	1,050,359	28.8%
Income (loss) before income taxes	(62,054)	—%	272,979	—%
Net income (loss) attributable to Nomura Holdings, Inc. (“NHI”) shareholders	(101,286)	—%	251,473	—%
Comprehensive income (loss)	(38,635)	—%	227,238	—%
Basic-Net income (loss) attributable to NHI shareholders per share (Yen)	(30.01)		77.36
Diluted-Net income (loss) attributable to NHI shareholders per share (Yen)	(30.03)		75.65
Return on shareholders’ equity-annualized	(5.0%)		12.6%

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)

	At March 31	At December 31
	2019	2019
Total assets	40,969,439	46,242,334
Total equity	2,680,793	2,789,623
Total NHI shareholders’ equity	2,631,061	2,701,167
Total NHI shareholders’ equity as a percentage of total assets	6.4%	5.8%
Total NHI shareholders’ equity per share (Yen)	794.69	873.68

2. Cash Dividends

	(Yen amounts)

	For the year ended March 31
	2019	2020	2020 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	3.00	15.00	—
At December 31	—	—	—
At March 31	3.00	—	Unconfirmed
For the year	6.00	—	Unconfirmed

Note: Fiscal year 2020 Q4 dividend forecast is not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2020.”

3. Earnings Forecasts for the year ending March 31, 2020

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in Specified Subsidiaries accompanying changes in scope of consolidation)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

a)	Changes in accounting policies due to amendments to the accounting standards: Yes
b)	Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2019	2019
Number of shares outstanding (including treasury stock)	3,493,562,601	3,493,562,601
Number of treasury stock	182,761,802	401,863,402

	For the nine months ended December 31
	2018	2019
Average number of shares outstanding (year-to-date)	3,374,581,279	3,250,819,816

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2018 (A)	December 31, 2019 (B)
Net revenue	815.5	1,050.4	28.8
Non-interest expenses	877.6	777.4	(11.4)

Income (loss) before income taxes	(62.1)	273.0	—
Income tax expense	36.3	16.4	(54.9)

Net income (loss)	(98.4)	256.6	—

Less: Net income (loss) attributable to noncontrolling interests	2.9	5.1	76.7

Net income (loss) attributable to NHI shareholders	(101.3)	251.5	—

Return on shareholders’ equity – annualized	(5.0%)	12.6%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,050.4 billion yen for the nine months ended December 31, 2019, an increase of 28.8% from the same period in the prior year. Non-interest expenses decreased by 11.4% from the same period in the prior year to 777.4 billion yen. Income before income taxes was 273.0 billion yen and net income attributable to NHI shareholders was 251.5 billion yen for the nine months ended December 31, 2019.

Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2018 (A)	December 31, 2019 (B)
Net revenue	824.5	1,055.1	28.0
Non-interest expenses	877.6	777.4	(11.4)

Income (loss) before income taxes	(53.0)	277.8	—

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2019 was 1,055.1 billion yen, an increase of 28.0% from the same period in the prior year. Non-interest expenses decreased by 11.4% from the same period in the prior year to 777.4 billion yen. Income before income taxes was 277.8 billion yen for the nine months ended December 31, 2019. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2018 (A)	December 31, 2019 (B)
Net revenue	265.3	247.6	(6.7)
Non-interest expenses	219.1	216.5	(1.2)

Income (loss) before income taxes	46.2	31.0	(32.8)

Net revenue decreased by 6.7% from the same period in the prior year to 247.6 billion yen, primarily due to decreasing commissions from brokerage and distribution of investment trusts. Non-interest expense decreased by 1.2% to 216.5 billion yen. As a result, income before income taxes decreased by 32.8% to 31.0 billion yen.

Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2018 (A)	December 31, 2019 (B)
Net revenue	66.9	85.6	27.8
Non-interest expenses	47.2	48.1	1.9

Income (loss) before income taxes	19.8	37.5	89.8

Net revenue increased by 27.8% from the same period in the prior year to 85.6 billion yen. Non-interest expense increased by 1.9% to 48.1 billion yen. As a result, income before income taxes increased by 89.8% to 37.5 billion yen. Assets under management were 55.6 trillion yen as of December 31, 2019.

Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2018 (A)	December 31, 2019 (B)
Net revenue	413.1	502.7	21.7
Non-interest expenses	511.5	420.6	(17.8)

Income (loss) before income taxes	(98.4)	82.1	—

Net revenue increased by 21.7% from the same period in the prior year to 502.7 billion yen. Non-interest expense decreased by 17.8% to 420.6 billion yen. As a result, income before income taxes was 82.1 billion yen.

Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2018 (A)	December 31, 2019 (B)
Net revenue	79.1	219.3	177.2
Non-interest expenses	99.7	92.2	(7.6)

Income (loss) before income taxes	(20.6)	127.1	—

Net revenue was 219.3 billion yen including income of 73.3 billion yen recognized in July 2019 from the sale of a part of our shares held in Nomura Research Institute, Ltd. Income before income taxes was 127.1 billion yen.

(2)	Consolidated Financial Position

Total assets as of December 31, 2019 were 46,242.3 billion yen, an increase of 5,272.9 billion yen compared to March 31, 2019, mainly due to the increase in Trading assets and Securities purchased under agreements to resell. Total liabilities as of December 31, 2019 were 43,452.7 billion yen, an increase of 5,164.1 billion yen compared to March 31, 2019, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of December 31, 2019 was 2,789.6 billion yen, an increase of 108.8 billion yen compared to March 31, 2019.

(3)	Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Notes to the Summary Information

(1)	Changes in Accounting Policies

Leases

On April 1, 2019, Nomura adopted Accounting Standards Update 2016-02 “Leases” using a modified retrospective transition method. As a result of recognizing operating leases on the consolidated balance sheet, Other Asset—Office buildings, land, equipment, and facilities increased by 169,277 million yen and Other liabilities increased by 163,685 million yen on April 1, 2019. Also, Retained earnings increased by 5,592 million yen on April 1, 2019 mainly due to changes in certain lease classifications.

3.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 25, 2019) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 25, 2019) for the year ended March 31, 2019.

(1)	Consolidated Balance Sheets

	Millions of yen
	March 31, 2019	December 31, 2019	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	2,686,659	3,152,017	465,358
Time deposits	289,753	266,708	(23,045)
Deposits with stock exchanges and other segregated cash	285,457	316,822	31,365

Total cash and cash deposits	3,261,869	3,735,547	473,678

Loans and receivables:
Loans receivable	2,544,218	2,943,499	399,281
Receivables from customers	449,706	406,029	(43,677)
Receivables from other than customers	892,283	513,962	(378,321)
Allowance for doubtful accounts	(4,169)	(6,069)	(1,900)

Total loans and receivables	3,882,038	3,857,421	(24,617)

Collateralized agreements:
Securities purchased under agreements to resell	13,194,543	15,632,816	2,438,273
Securities borrowed	4,112,416	3,922,106	(190,310)

Total collateralized agreements	17,306,959	19,554,922	2,247,963

Trading assets and private equity investments:
Trading assets*	14,355,712	16,672,458	2,316,746
Private equity investments*	30,077	39,112	9,035

Total trading assets and private equity investments	14,385,789	16,711,570	2,325,781

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥ 416,052 million as of March 31, 2019 and ¥ 417,071 million as of December 31, 2019)	349,365	460,101	110,736
Non-trading debt securities*	460,661	465,999	5,338
Investments in equity securities*	138,447	129,940	(8,507)
Investments in and advances to affiliated companies*	436,220	362,406	(73,814)
Other	748,091	964,428	216,337

Total other assets	2,132,784	2,382,874	250,090

Total assets	40,969,439	46,242,334	5,272,895

*	Including securities pledged as collateral

Millions of yen
March 31, 2019	December 31, 2019	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	841,758	1,067,890	226,132
Payables and deposits:
Payables to customers	1,229,083	1,174,953	(54,130)
Payables to other than customers	1,146,336	1,292,192	145,856
Deposits received at banks	1,392,619	1,237,028	(155,591)

Total payables and deposits	3,768,038	3,704,173	(63,865)

Collateralized financing:
Securities sold under agreements to repurchase	15,036,503	19,387,218	4,350,715
Securities loaned	1,229,595	1,266,228	36,633
Other secured borrowings	418,305	317,138	(101,167)

Total collateralized financing	16,684,403	20,970,584	4,286,181

Trading liabilities	8,219,811	8,626,238	406,427
Other liabilities	858,867	1,172,645	313,778
Long-term borrowings	7,915,769	7,911,181	(4,588)

Total liabilities	38,288,646	43,452,711	5,164,065

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,493,562,601 shares as of March 31, 2019 and 3,493,562,601 shares as of December 31, 2019
Outstanding	-	3,310,800,799 shares as of March 31, 2019 and 3,091,699,199 shares as of December 31, 2019	594,493	594,493	—
Additional paid-in capital	687,761	683,304	(4,457)
Retained earnings	1,486,825	1,695,182	208,357
Accumulated other comprehensive income (loss)	(29,050)	(58,404)	(29,354)

Total NHI shareholders’ equity before treasury stock	2,740,029	2,914,575	174,546
Common stock held in treasury, at cost -
182,761,802 shares as of March 31, 2019 and 401,863,402 shares as of December 31, 2019	(108,968)	(213,408)	(104,440)

Total NHI shareholders’ equity	2,631,061	2,701,167	70,106

Noncontrolling interests	49,732	88,456	38,724

Total equity	2,680,793	2,789,623	108,830

Total liabilities and equity	40,969,439	46,242,334	5,272,895

(2)	Consolidated Statements of Income

	Millions of yen		% Change
	For the nine months ended
	December 31, 2018(A)	December 31, 2019(B)	(B-A)/(A)
Revenue:
Commissions	226,954	212,743	(6.3)
Fees from investment banking	76,207	76,379	0.2
Asset management and portfolio service fees	186,312	180,909	(2.9)
Net gain on trading	244,586	327,700	34.0
Gain on private equity investments	1,335	3,275	145.3
Interest and dividends	572,835	618,404	8.0
Gain (loss) on investments in equity securities	(8,864)	1,488	—
Other	37,401	161,835	332.7

Total revenue	1,336,766	1,582,733	18.4
Interest expense	521,250	532,374	2.1

Net revenue	815,516	1,050,359	28.8

Non-interest expenses:
Compensation and benefits	372,428	374,514	0.6
Commissions and floor brokerage	64,335	74,565	15.9
Information processing and communications	123,232	126,939	3.0
Occupancy and related depreciation	48,692	53,756	10.4
Business development expenses	27,354	24,243	(11.4)
Other	241,529	123,363	(48.9)

Total non-interest expenses	877,570	777,380	(11.4)

Income (loss) before income taxes	(62,054)	272,979	—
Income tax expense	36,331	16,379	(54.9)

Net income (loss)	(98,385)	256,600	—

Less: Net income attributable to noncontrolling interests	2,901	5,127	76.7

Net income (loss) attributable to NHI shareholders	(101,286)	251,473	—

Per share of common stock:

	Yen		% Change
Basic-
Net income (loss) attributable to NHI shareholders per share	(30.01)	77.36	—

Diluted-
Net income (loss) attributable to NHI shareholders per share	(30.03)	75.65	—

(3)	Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2018(A)	December 31, 2019(B)
Net income (loss)	(98,385)	256,600	—
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	35,040	(16,837)	—
Deferred income taxes	(1,702)	67	—

Total	33,338	(16,770)	—

Defined benefit pension plans:
Pension liability adjustment	2,039	4,167	104.4
Deferred income taxes	(995)	625	—

Total	1,044	4,792	359.0

Own Credit Adjustments:
Own Credit Adjustments	31,350	(19,640)	—
Deferred income taxes	(5,982)	2,256	—

Total	25,368	(17,384)	—

Total other comprehensive income (loss)	59,750	(29,362)	—

Comprehensive income (loss)	(38,635)	227,238	—
Less: Comprehensive income attributable to noncontrolling interests	3,645	5,119	40.4

Comprehensive income (loss) attributable to NHI shareholders	(42,280)	222,119	—

(4)	Note with respect to the Assumption as a Going Concern

Not applicable.

(5)	Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2018 (A)	December 31, 2019 (B)
Net revenue

Business segment information:
Retail	265,325	247,565	(6.7)
Asset Management	66,948	85,581	27.8
Wholesale	413,148	502,711	21.7

Subtotal	745,421	835,857	12.1
Other	79,117	219,279	177.2

Net revenue	824,538	1,055,136	28.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(9,022)	(4,777)	—

Net revenue	815,516	1,050,359	28.8

Non-interest expenses

Business segment information:
Retail	219,136	216,546	(1.2)
Asset Management	47,191	48,073	1.9
Wholesale	511,532	420,580	(17.8)

Subtotal	777,859	685,199	(11.9)
Other	99,711	92,181	(7.6)

Non-interest expenses	877,570	777,380	(11.4)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	877,570	777,380	(11.4)

Income (loss) before income taxes

Business segment information:
Retail	46,189	31,019	(32.8)
Asset Management	19,757	37,508	89.8
Wholesale	(98,384)	82,131	—

Subtotal	(32,438)	150,658	—
Other*	(20,594)	127,098	—

Income (loss) before income taxes	(53,032)	277,756	—

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(9,022)	(4,777)	—

Income (loss) before income taxes	(62,054)	272,979	—

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended
	December 31, 2018 (A)	December 31, 2019 (B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(4,754)	22,170	—
Realized gain (loss) on investments in equity securities held for operating purposes	158	6,265	—
Equity in earnings of affiliates	16,599	21,072	26.9
Corporate items	(25,570)	(12,339)	—
Other	(7,027)	89,930	—

Total	(20,594)	127,098	—

(6)	Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2019
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	687,761
Stock-based compensation awards	(4,457)

Balance at end of period	683,304

Retained earnings
Balance at beginning of year	1,486,825
Cumulative effect of change in accounting principle (1)	5,592
Net income attributable to NHI shareholders	251,473
Cash dividends	(48,477)
Gain (loss) on sales of treasury stock	(231)

Balance at end of period	1,695,182

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	17,833
Net change during the period	(16,762)

Balance at end of period	1,071

Defined benefit pension plans
Balance at beginning of year	(71,107)
Pension liability adjustment	4,792

Balance at end of period	(66,315)

Own credit adjustments
Balance at beginning of year	24,224
Own credit adjustments	(17,384)

Balance at end of period	6,840

Balance at end of period	(58,404)

Common stock held in treasury
Balance at beginning of year	(108,968)
Repurchases of common stock	(117,720)
Sale of common stock	0
Common stock issued to employees	13,280

Balance at end of period	(213,408)

Total NHI shareholders’ equity

Balance at end of period	2,701,167

Noncontrolling interests
Balance at beginning of year	49,732
Net change during the period	38,724

Balance at end of period	88,456

Total equity

Balance at end of period	2,789,623

(1)	Represents the adjustment to initially apply Accounting Standards Update 2016-02 “Leases”, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

4.	Supplementary Information

(1)	Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2019
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019(A)	December 31, 2019(B)
Revenue:
Commissions	79,456	74,783	72,715	66,115	68,200	65,254	79,289	21.5	293,069
Fees from investment banking	23,959	19,119	33,129	25,314	27,311	22,265	26,803	20.4	101,521
Asset management and portfolio service fees	62,981	62,740	60,591	59,207	59,963	59,926	61,020	1.8	245,519
Net gain on trading	71,887	75,752	96,947	98,378	112,825	105,609	109,266	3.5	342,964
Gain (loss) on private equity investments	553	321	461	(328)	791	981	1,503	53.2	1,007
Interest and dividends	169,590	188,703	214,542	204,129	199,473	215,881	203,050	(5.9)	776,964
Gain (loss) on investments in equity securities	2,092	(1,104)	(9,852)	1,881	(2,838)	2,083	2,243	7.7	(6,983)
Other	20,467	28,067	(11,133)	43,656	45,654	101,905	14,276	(86.0)	81,057

Total revenue	430,985	448,381	457,400	498,352	511,379	573,904	497,450	(13.3)	1,835,118
Interest expense	158,988	165,459	196,803	197,098	179,378	190,524	162,472	(14.7)	718,348

Net revenue	271,997	282,922	260,597	301,254	332,001	383,380	334,978	(12.6)	1,116,770

Non-interest expenses:
Compensation and benefits	127,700	125,800	118,928	124,637	125,102	120,425	128,987	7.1	497,065
Commissions and floor brokerage	20,935	19,579	23,821	18,302	24,551	25,446	24,568	(3.5)	82,637
Information processing and communications	40,961	40,515	41,756	43,633	41,757	42,361	42,821	1.1	166,865
Occupancy and related depreciation	16,376	16,464	15,852	16,248	19,120	18,360	16,276	(11.4)	64,940
Business development expenses	8,896	9,337	9,121	9,561	7,828	7,906	8,509	7.6	36,915
Other	43,486	70,760	127,283	64,520	38,837	40,396	44,130	9.2	306,049

Total non-interest expenses	258,354	282,455	336,761	276,901	257,195	254,894	265,291	4.1	1,154,471

Income (loss) before income taxes	13,643	467	(76,164)	24,353	74,806	128,486	69,687	(45.8)	(37,701)
Income tax expense	6,930	9,703	19,698	20,679	17,917	(11,875)	10,337	—	57,010

Net income (loss)	6,713	(9,236)	(95,862)	3,674	56,889	140,361	59,350	(57.7)	(94,711)

Less: Net income (loss) attributable to noncontrolling interests	1,490	1,997	(586)	2,830	1,056	1,787	2,284	27.8	5,731

Net income (loss) attributable to NHI shareholders	5,223	(11,233)	(95,276)	844	55,833	138,574	57,066	(58.8)	(100,442)

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	1.54	(3.31)	(28.52)	0.25	16.83	42.11	18.07	(57.1)	(29.90)

Diluted-
Net income (loss) attributable to NHI shareholders per share	1.50	(3.32)	(28.52)	0.23	16.48	41.23	17.63	(57.2)	(29.92)

(2)	Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2019
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019(A)	December 31, 2019(B)

Net revenue

Business segment information:
Retail	92,833	85,710	86,782	74,155	80,640	76,882	90,043	17.1	339,480
Asset Management	26,089	24,681	16,178	30,897	34,500	25,676	25,405	(1.1)	97,845
Wholesale	137,290	147,660	128,198	142,240	159,486	156,698	186,527	19.0	555,388

Subtotal	256,212	258,051	231,158	247,292	274,626	259,256	301,975	16.5	992,713
Other	13,738	25,982	39,397	52,144	60,289	123,295	35,695	(71.0)	131,261

Net revenue	269,950	284,033	270,555	299,436	334,915	382,551	337,670	(11.7)	1,123,974

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(1,111)	(9,958)	1,818	(2,914)	829	(2,692)	—	(7,204)

Net revenue	271,997	282,922	260,597	301,254	332,001	383,380	334,978	(12.6)	1,116,770

Non-interest expenses

Business segment information:
Retail	72,909	73,494	72,733	70,854	72,522	71,621	72,403	1.1	289,990
Asset Management	15,806	15,768	15,617	16,469	16,358	15,630	16,085	2.9	63,660
Wholesale	144,714	142,745	224,073	155,255	139,479	137,777	143,324	4.0	666,787

Subtotal	233,429	232,007	312,423	242,578	228,359	225,028	231,812	3.0	1,020,437
Other	24,925	50,448	24,338	34,323	28,836	29,866	33,479	12.1	134,034

Non-interest expenses	258,354	282,455	336,761	276,901	257,195	254,894	265,291	4.1	1,154,471

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	258,354	282,455	336,761	276,901	257,195	254,894	265,291	4.1	1,154,471

Income (loss) before income taxes

Business segment information:
Retail	19,924	12,216	14,049	3,301	8,118	5,261	17,640	235.3	49,490
Asset Management	10,283	8,913	561	14,428	18,142	10,046	9,320	(7.2)	34,185
Wholesale	(7,424)	4,915	(95,875)	(13,015)	20,007	18,921	43,203	128.3	(111,399)

Subtotal	22,783	26,044	(81,265)	4,714	46,267	34,228	70,163	105.0	(27,724)
Other*	(11,187)	(24,466)	15,059	17,821	31,453	93,429	2,216	(97.6)	(2,773)

Income (loss) before income taxes	11,596	1,578	(66,206)	22,535	77,720	127,657	72,379	(43.3)	(30,497)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,047	(1,111)	(9,958)	1,818	(2,914)	829	(2,692)	—	(7,204)

Income (loss) before income taxes	13,643	467	(76,164)	24,353	74,806	128,486	69,687	(45.8)	(37,701)

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2019
	June 30, 2018	September 30, 2018	December 31, 2018	March 31, 2019	June 30, 2019	September 30, 2019(A)	December 31, 2019(B)
Net gain (loss) related to economic hedging transactions	(13,807)	(16,018)	25,071	6,554	12,794	7,043	2,333	(66.9)	1,800
Realized gain (loss) on investments in equity securities held for operating purposes	45	7	106	63	76	1,254	4,935	293.5	221
Equity in earnings of affiliates	6,619	8,536	1,444	15,933	8,265	8,009	4,798	(40.1)	32,532
Corporate items	(2,482)	(23,719)	631	(10,426)	1,391	(4,635)	(9,095)	—	(35,996)
Other	(1,562)	6,728	(12,193)	5,697	8,927	81,758	(755)	—	(1,330)

Total	(11,187)	(24,466)	15,059	17,821	31,453	93,429	2,216	(97.6)	(2,773)

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2020_3q.pdf